EXHIBIT 99.1


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US AIRWAYS ORDERS 85 EMBRAER 170s

Announcement Makes US Airways the North American Launch Customer of the Type


Sao Jose dos Campos, May 12, 2003 - Embraer announced today an order from US Airways for 85 EMBRAER 170 airliners with deliveries starting later this year. The airline also took options on 50 additional EMBRAER 170s and 140 ERJ 145s. The total value of the firm contract at list price is US $ 2.1 billion, with a potential value of more than US $ 6.2 billion, if options are converted.

"To be a part of US Airway's remarkable growth plan and to have them as the launch customer in North America for the EMBRAER 170 is exciting for all of us at Embraer," said Mauricio Botelho, president and chief executive officer of Embraer. "US Airways is redefining the American commercial airline market, and we are very proud to be supplying the EMBRAER 170, an aircraft that is redefining what people expect from a commercial airliner."

US Airways is the first carrier in North America to order the new EMBRAER 170, the first member of a new family of Embraer airliners designed to tap the gap between 50-seat regional jets and larger jets with more than 120 seats.

Under the agreement, US Airways will take 55 aircraft from Embraer and 30 from General Electric Capital Aviation Services (GECAS), which had ordered 50 EMBRAER 170s in 2000.

The EMBRAER 170 gives US Airways flexibility to meet the changing environment of the U.S. market and achieve its desired economic results. It is the only aircraft specifically designed for the 70- to 110-seat market, providing the passenger with unparalleled cabin comfort and baggage space, and the carrier with excellent operating economics, performance, and reliability.

US Airways will take its first EMBRAER 170 in November 2003.

US Airways is the nation's seventh-largest airline, serving nearly 200 communities in the U.S., Canada, Mexico, the Caribbean and Europe. Most of its route network is concentrated in the eastern U.S., where it is the largest air carrier east of the Mississippi. US Airways, US Airways Shuttle, and the US Airways Express partner carriers operate over 3,300 flights per day.


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EMBRAER 170/190 - The New Family of Commercial Jets

Embraer has launched and is currently developing an entirely new family of aircraft. Specifically designed for the commercial market, the new line is composed of the EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 jets - seating respectively 70, 78, 98 and 108 passengers at a generous 32-inch pitch.

Six pre-series 70-seat EMBRAER 170 aircraft, the first model of the Company's new family of commercial jets, are undergoing an intensive certification program. The maiden flight occurred on February 19, 2002 - only 32 months after the official launch of the EMBRAER 170/190 program in June 1999. Recently the EMBRAER 170 surpassed the major phase of its static structural testing campaign with absolute success. Certification is expected by mid-2003, followed by the first delivery to Alitalia.

Embraer expects its new family of commercial jets will gain a significant share of the growing market for aircraft in the 70- to 120-seat segment - mainly due to their superior performance, exceptional cabin comfort and low operating costs. The airplanes are designed with premium-class seating capability, two forward and two aft doors, forward and aft galleys and lavatories, a spacious cabin with ample overhead and under-seat stowage space, and large forward and aft cargo compartments for baggage and freight.

Currently the EMBRAER 170/190 family has 149 firm orders and 189 purchase options from SWISS, Air Caraibes, Alitalia, GECAS, LOT and US Airways.


Note to editors
---------------

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is one of the world's leading aerospace companies. With headquarters in Sao Jose dos Campos, state of Sao Paulo, and offices and customer service bases in Australia, China, France, Singapore and the United States, the Company as of March 31, 2003 has a total workforce of 12,407 people. Embraer was Brazil's largest exporter from 1999 to 2001, and second largest in 2002. As of March 31, 2003 Embraer's firm order backlog totaled US$ 7.9 billion and the total backlog, including options, equaled US$ 19.2 billion.

Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global airline, defense and corporate markets.


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IR Contacts
-----------

Anna Cecilia Bettencourt
Gustavo Poppe
Milene Petrelluzzi
Paulo Ferreira
Phone: 55 (12) 3927 1216
Fax 55 (12) 3922 6070
e-mail: mercapit@embraer.com.br


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This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.
The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

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

Press
offices         Headquarters                  North America              Europe, Middle East
                                                                         and Africa
                Rosana Dias:                  Doug Oliver:
                rosana.dias@embraer.com.br    doliver@embraer.com        Stephane Guilbaud:
                Cell: +55 12 9724-4929        Phone: +1 954 359 3414     sguilbaud@embraer.fr
                Phone: +55 12 3927 1311       Cell: +1 954 232 9560      Phone: + 33 (0) 1 49 38 44 55
                Fax: + 55 12 3927 2411        Fax: +1 954 359 4755       Cell. +33 (0) 6 75 22 85 19
                                                                         Fax: + 33 (0) 1 49 38 44 56
                                              Andrea Bottcher:
                                              abottcher@embraer.com      Catherine Fracchia
                                              Phone: +1 954 359 3432     cfracchia@embraer.fr
                                              Cell: +1 954 439 1830      Phone: +33 (0) 1 49 38 45 30



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